Mail Stop 3561

November 16, 2007

Mr. David L. Warnock, CEO
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, MD 21202

> **Re: Camden Learning Corporation**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **Filed on November 5, 2007**
> **File No. 333-143098**

Dear Mr. Warnock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note certain discrepancies in the prospectus concerning the redemption of shares. See, e.g., pages 10, 47 (stockholders will not be requested to tender before consummation of business combination); page 16, 48 (describing process for tender that may be required for exercise of redemption rights). Please ensure that statements are accurate and consistent throughout the prospectus.

2.   We note that your sponsor has agreed to indemnify the trust against claims of various vendors. Please clarify throughout the document, as appropriate, the obligation of the company to bring a claim against the sponsor to enforce its liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Risk Factors, page 14

3.   We note the last risk factor on page 24 regarding your existing stockholders controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether existing stockholders, or officers and directors intend to purchase units or shares of common stock from persons in private transactions. If existing stockholders, or officers and directors do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the existing stockholder, or officers and directors do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary.

Proposed Business, page 42

Sources of target business, page 44

4.   We note that you will not pay any of your officers, directors or existing stockholders, or their affiliates, any finder's fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Fair market value of target business, page 46

5.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Financial Statements, page F-1

Note 4 – Note Payable to Affiliate and Related Party Transactions, page F-10

6.   Please tell us how you plan to value and account for the insider warrants that will be sold to your affiliate. Revise your disclosures to state whether you believe that the sale of the insider warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Fax: (212) 370-7889